Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, April 23, 2026 – StoneCo Ltd. (Nasdaq: STNE) (“StoneCo”) announces that the following resolutions set out in its Notice of Annual General Meeting dated March 19, 2026 were duly passed at its annual general meeting held on April 23, 2026:

●             The approval and ratification of StoneCo’s financial statements for the fiscal year ended December 31, 2025.

●             The reelection of Mauricio Luis Luchetti to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Second Amended and Restated Memorandum and Articles of Association (the “Articles”).

●             The reelection of Gilberto Caldart to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of Luciana Ibiapina Lira Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of Diego Fresco Gutiérrez to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of Silvio José Morais to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of José Alexandre Scheinkman to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of Antonio Silveira to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The reelection of Luis Henrique Cals de Beauclair Guimarães to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The election of Pedro Zinner to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

●             The election of Marcelo Kopel to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of StoneCo’s Articles.

About Stone

StoneCo. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with our payments, banking, and credit solutions.

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investors@stone.co